FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

LPBP Inc. (the “Company”)
100 International Blvd.
Toronto, Ontario M9W 6J6

Item 2    Date of Material Change

February 23, 2007 and February 28, 2007

Item 3    News Release

News releases were issued by the Company and disseminated via Canada NewsWire on February 26, 2007 and February 28, 2007.

Item 4    Summary of Material Change

On February 26, 2007, the Company announced that it had been advised of the completion of the previously announced sale of the diagnostics business operated by MDS Laboratory Services, L.P. (“Labs LP”), MDS Inc. and certain other parties to Borealis Infrastructure Management Inc. As part of that sale, Labs LP sold its assets for proceeds of approximately CAD$755 million.

On February 28, 2007, the Company announced that the board of directors declared a distribution in the aggregate amount of $610 million, or $0.0543 per share, to holders of the Company’s Class A Common Shares and Class B Non-Voting Shares payable on March 22, 2007. The record date for the distribution is March 12, 2007. Holders of Class A Common Shares will receive the full $0.0543 per share as a return of capital. The purpose of the distribution is to distribute to shareholders the proceeds received by the Company as a result of the sale by Labs LP, net of adjustments and amounts for income taxes and expenses relating to the sale and the amount of the holdback under the sale and amounts needed for future general corporate purposes.

As previously disclosed by the Company, the Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

Item 5    Full Description of Material Change

On February 26, 2007, the Company announced that it had been advised of the completion of the previously announced sale of the diagnostics business operated by Labs LP, MDS Inc. and certain other parties to Borealis Infrastructure Management Inc. in a CAD$1.3 billion transaction, which the Company has been advised was completed on Friday, February 23, 2007. As part of that sale, Labs LP sold its assets for proceeds of approximately CAD$755 million. In connection with the sale, and as previously approved by the Company’s shareholders, the articles of the Company were amended to allow the Company to consent to the sale by Labs LP and the Company agreed to certain amendments to the partnership agreement governing Labs LP.

On February 28, 2007, the Company announced that the board of directors declared a distribution in the aggregate amount of $610 million, or $0.0543 per share, to holders of the Company’s Class A Common Shares and Class B Non-Voting Shares payable on March 22, 2007. The record date for the distribution is March 12, 2007. Holders of Class A Common Shares will receive the full $0.0543 per share as a return of capital. The purpose of the distribution is to distribute to shareholders the proceeds received by the Company as a result of the sale by Labs LP, net of adjustments and amounts for income taxes and expenses relating to the sale and the amount of the holdback under the sale and amounts needed for future general corporate purposes.

As previously disclosed by the Company, the Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

This material change report contains forward-looking statements (within the meaning of applicable securities legislation including the U.S. Private Securities Litigation Reform Act of 1995) relating to the proposed use of proceeds of the sale by the Labs LP of its assets. Words such as “expects”, “will”, “should”, “plans” and “intends” are intended to identify these forward-looking statements. These forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. There are a number of risks, uncertainties and other factors that could, among other things, cause the Company to use the proceeds of the sale by Labs LP in a different manner than expected or cause the estimated amount available for distribution to be lower than expected. These factors include, without limitation, changes in market economic or regulatory conditions or liquidity needs that make it inadvisable or impractical to distribute all or any portion of the proceeds or unanticipated costs, expenses or other liabilities. Risk factors relating to the Company’s business are discussed in greater detail under the heading “Risks and Uncertainties” in the Company’s 2004 first quarter MD&A (filed on SEDAR, May 14, 2004) and in its other filings with securities regulatory authorities. Additional risk factors relating to the sale by Labs LP are discussed in greater detail under the heading “Risk Factors” in the Company’s management information circular dated October 27, 2006 (filed on SEDAR, November 3, 2006). Copies of all such filings may be obtained at www.sedar.com or www.sec.gov. Readers should carefully consider all such risk factors and should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

The executive officer of the Company who is knowledgeable about this material change and this material change report is John R. Anderson, President and Chief Executive Officer at 416 213-0565.

DATED this 2nd day of March, 2007.